EXHIBIT 99.1
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[GRAPHIC OMITTED]                                                   NEWS RELEASE
[LOGO - IPSCO]

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FOR IMMEDIATE RELEASE


                         IPSCO ANNOUNCES CASH DIVIDENDS

[LISLE, ILLINOIS] [July 24, 2003] -- IPSCO Inc. (NYSE/TSE:IPS) announced today a cash dividend on its common shares of $0.05 (Canadian) per share payable September 30, 2003 to shareholders of record at the close of business on September 10, 2003. The Company also announced a cash dividend of $0.34375 (Canadian) per Cumulative Redeemable First Preferred Share, Series 1 payable November 14, 2003 to shareholders of record at the close of business on October 31, 2003.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.
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Company Contact:
John Comrie, QC, Director of Trade Policy and Communications
Tel. 630-810-4730
Release #03-21

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